Exhibit 99.1

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K   ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F   ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant   Alliance One International, Inc.
Former Name if Applicable
Address of Principal Executive Office *(Street and Number)*   8001 Aerial Center Parkway
City, State and Zip Code   Morrisville, North Carolina 27560

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

As the registrant has previously reported in prior periodic reports filed with the Securities and Exchange Commission, the registrant is currently implementing an ERP system using SAP applications. The implementation is part of a multi-year plan to install SAP at certain operations throughout the world to improve the registrant's business processes and deliver enhanced operational and financial performance. During the three months ended December 31, 2008, the registrant implemented SAP in its operations in Brazil and the United Kingdom. In connection with the preparation of its financial statements for the period ended December 31, 2008, the registrant concluded that additional, and previously unanticipated, review procedures would be required in light of this implementation. As a result, the registrant is unable to file its Quarterly Report on Form 10 Q for the period ended December 31, 2008 within 40 days after the end of such period.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Hampton R. Poole, Jr.	919-379-4300
(Name)	(Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes   ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

Although the financial statements at and for the period ended December 31, 2008 are not yet available and accordingly the registrant cannot provide specific quantitative comparisons, the registrant anticipates reporting sales, net income and earnings per share for the three and nine months ended December 31, 2008 at levels substantially greater than the respective levels for the comparable periods in the prior fiscal year.

Alliance One International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February 9, 2009   By: /s/ Hampton R. Poole, Jr.
                                                 Hampton R. Poole, Jr.
                                                 Vice President - Controller
                                                 (Chief Accounting Officer)